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                                    EXHIBIT 2
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                           CLEVETRUST REALTY INVESTORS
                      RESOLUTIONS OF THE BOARD OF TRUSTEES
                               SEPTEMBER 24, 1996

         WHEREAS, over a period of several months this Board of Trustees has considered the following factors:

         Due to the size and diversity of the portfolio of the Trust and the size of the public float of its shares, the Trust has not been able to attract substantial interest from the investment community.

         The portfolio of the Trust is significantly diversified by location and type of property, having properties concentrated in the Southwest region and two properties in Iowa, one land parcel in Ohio and one property in South Carolina;

         The current market value of the public "float" of the shares of beneficial interest, $1 par value, of the Trust (the "Shares") was approximately $6,960,000 as of August 31, 1996;

         Because of the relatively small size of the portfolio of the Trust, the administrative expenses ratio for the Trust tends to be at a higher percentage to funds from operations than the larger real estate investment trusts existing today;

         Due to the Trust's share concentration in four principal shareholders, the Trust did not qualify as a REIT for the past two years, which has lessened its visibility within the REIT industry;

         Most real estate investment vehicles that have been well received in the investment community in recent years have had portfolios concentrated in a single geographic region or a single property type with a unifying theme;

         During the past several years, the Trust has attempted to reconfigure its investment goals and objectives with a long-term strategy of being a real estate owner and manager of suburban office buildings and the Trust began a short-term investment strategy of investing in other REIT and publicly traded real estate company securities;

         Despite the efforts of the Board and Management, the Trust was unable to accomplish the growth objectives needed to be competitive in today's public real estate/REIT investment market;

         The Board and Management of the Trust has estimated likely sale proceeds of individual assets in the Trust's portfolio during a 3-year period based upon current and projected operating results and capitalization rates believed appropriate by management based upon their experience in the purchase, financing, management and sale of various real estate properties; and

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         Although there has been some discussions concerning the formation of a sister REIT and potential mergers/combinations with other companies, no potential acquirer of substantially all of the assets of the Trust has yet been identified that the Trustees believe would provide consideration in excess of that available through an orderly liquidation of the Trust; and

         WHEREAS, based upon such analysis, the Trustees believe that (subject to future conditions in the markets for real estate, mortgage financing, real estate investment vehicles like the trust and securities in general) the proceeds available for distribution per outstanding Share from a successful orderly liquidation of the Trust should exceed the current market price of the Shares; and

         NOW THEREFORE BE IT RESOLVED, that, subject to approval of termination of the Trust from the holders of the Shares as required by the terms of the Declaration of Trust and applicable law, the Trust shall proceed with an orderly liquidation of its assets, satisfaction of its liabilities, establishment of such reserves, if any, as the Trustees shall determine to be appropriate to provide for contingent or indeterminable liabilities and distribution of the net assets of the Trust to the holders of the Shares; and

         FURTHER RESOLVED, that, after approval of such plan of liquidation by the holders of the Shares, the Trust shall cease to operate except for the purpose of the orderly liquidation of its assets and the winding up of its affairs and such liquidation and winding up shall be completed no later than December 31, 1999 unless the Board of Trustees shall hereafter determine that due to circumstances at that time it is no longer in the best interests of the shareholders of the Trust that such liquidation and winding up be completed by December 31, 1999; and

         FURTHER RESOLVED, that the officers of the Trust are hereby authorized to enter into on behalf of the Trust Amended and Restated Employment Agreements and related documentation with the officers of the Trust on the terms presented to this meeting of the Board of Trustees; and

         FURTHER RESOLVED, that there shall be submitted at the next annual meeting of the holders of the Shares proposals for:


         a. Amendment of the Declaration of Trust as provided in the proposed amendment presented at this meeting in order to clarify procedures for disposition of properties in liquidation of the Trust;

         b. Approval of the plan of liquidation and termination of the Trust as provided in Section 13.1 of the Declaration of Trust; and

         c. approval of the Amended and Restated Employment Agreement with Mr. Kikol.